Filed by Valeant Pharmaceuticals International, Inc. (Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

This presentation was prepared by Pershing Square Capital Management, L.P. (“Pershing Square”) and is the responsibility of Pershing Square. Valeant Pharmaceuticals International, Inc. (“Valeant”) has posted this on its website along with the powerpoint presentation prepared by Valeant as a convenience so that shareholders do not need to search in different places for the materials presented by Pershing Square and Valeant in the webcast of the April 22, 2014 event.

The Outsider

Perspectives from Allergan’s Largest Shareholder

Pershing Square Capital Management, L.P.

Disclaimer

2

ADDITIONAL INFORMATION This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant Pharmaceuticals International, Inc. (“Valeant”) has made for a business combination transaction with Allergan, Inc. (“Allergan”). In furtherance of this proposal and subject to future developments, Pershing Square Capital Management, L.P. (“Pershing Square”) and Valeant (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Pershing Square, Valeant and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Pershing Square and/or Valeant through the web site maintained by the SEC at http://www.sec.gov. Pershing Square, PS Management GP, LLC, PS Fund 1, LLC, William A. Ackman, William F. Doyle, Jordan H. Rubin, Ben Hakim, and Roy J. Katzovicz in the future may be deemed “participants” under SEC rules in any solicitation of Allergan shareholders in respect of a Valeant proposal for a business combination with Allergan. Pershing Square, PS Management GP, LLC and William A. Ackman may be deemed to beneficially own the equity securities of Allergan described in Pershing Square’s statement on Schedule 13D initially filed with the SEC on April 21, 2014 (the “Schedule 13D”), as it may be amended from time to time. Except as described in the Schedule 13D, none of the individuals listed above has a direct or indirect interest, by security holdings or otherwise, in Allergan or Valeant or the matters to be acted upon, if any, in connection with a potential Valeant-Allergan business combination. Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

Disclaimer

3

DISCLAIMER The information in this presentation is for informational purposes only, and this presentation shall not constitute an offer to sell or a solicitation of an offer to purchase any security or investment product, nor does it constitute professional advice. This presentation and the information contained herein is not investment advice or a recommendation or solicitation to buy or sell any securities. All investments involve risk, including the loss of principal. Pershing Square recognizes that there may be confidential information in the possession of the companies discussed in this presentation that could lead these companies to disagree with Pershing Square’s conclusions. The information contained in this presentation is subject in all respects to the disclosure set forth in the reports filed by Allergan and Valeant with the SEC. Except where otherwise indicated, the information in this presentation speaks only as of the date of this presentation. Permission to quote third-party reports in this presentation has been neither sought nor obtained. This presentation is not all inclusive and may not contain all of the information that you require in order to evaluate Allergan and Valeant and the transactions described in this presentation. You should review Valeant’s and Allergan’s most recent annual and quarterly reports and other reports filed by Valeant and Allergan with the SEC. You should rely on your own independent analysis to assess the accuracy and completeness of all information contained herein. No representation, warranty or undertaking, expressed or implied, is or will be made and no responsibility or liability is or will be accepted by Pershing Square or its affiliates or associates, or any of their respective directors, officers, employees, agents, shareholders or advisors, as to, or in relation to, the accuracy or completeness of the information contained in the presentation, or any other information, errors therein or omissions therefrom. By presenting this information, none of Pershing Square or its affiliates or associates, or any of their respective directors, officers, employees, agents, shareholders or advisors, is providing investment, legal, tax, financial, accounting or other advice to you or to any other party. None of Pershing Square or its affiliates or associates, or any of their respective directors, officers, employees, agents, shareholders or advisors, is acting as an advisor or fiduciary in any respect in connection with providing this information. Funds managed by Pershing Square and its affiliates are invested in Allergan common stock and other securities. Pershing Square manages funds that are in the business of trading – buying and selling – securities and financial instruments. It is possible that there will be developments in the future that cause Pershing Square to change its position regarding Allergan, Valeant and the proposed Valeant-Allergan business combination. Pershing Square may buy, sell, cover or otherwise change the form of its investment in Allergan for any reason. Pershing Square hereby disclaims any duty to provide any updates or changes to the analyses contained here including, without limitation, the manner or type of any Pershing Square investment.

Disclaimer

4

Non-GAAP Financial Measures

This presentation includes certain non-GAAP financial measures, including but not limited to cash net income and EBIT (collectively, “non-GAAP financial measures”). These non-GAAP financial measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. Pershing Square believes that the presentation of these financial measures enhances an investor’s understanding of Valeant’s and Allergan’s financial performance. Pershing Square further believes that these financial measures are useful financial metrics to assess operating performance from period to period by excluding certain items that it believes are not representative of Valeant’s and Allergan’s respective core businesses. Pershing Square also believes that these financial measures provide investors with a useful tool for assessing the comparability between periods of Valeant’s and Allergan’s respective abilities to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. Pershing Square believes these financial measures are commonly used by investors to evaluate companies’ performance. However, the use of these non-GAAP financial measures in this presentation may vary from that of other companies in Valeant’s and Allergan’s industry. These non-GAAP financial measures should not be considered as alternatives to performance measures derived in accordance with GAAP.

Disclaimer

5

Forward-looking Statements This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, Valeant’s financing of the proposed transaction, Valeant’s or Allergan’s expected future value and performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operation results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions and include but are not limited to beliefs expressed regarding future performance. These statements are based upon the current expectations and beliefs of Pershing Square and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in Valeant’s and/or Allergan’s most recent annual or quarterly reports filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this presentation are set forth in other reports or documents that Valeant and/or Allergan file from time to time with the SEC or the CSA, and include, but are not limited to:

the ultimate outcome of any possible transaction between Valeant and Allergan, including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans the effects of governmental regulation on Valeant’s and Allergan’s business or potential business combination transaction;

ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

Valeant’s and Allergan’s ability to sustain and grow revenues and cash flow from operations in their respective markets and to maintain and grow their respective customer bases, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

the impact of competition from other market participants;

the development and commercialization of new products;

the availability and access, in general, of funds to meet Valeant’s and Allergan’s debt obligations prior to or when they become due and to fund their operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

Valeant’s and Allergan’s ability to comply with all covenants in their respective indentures and credit facilities any violation of which, if not cured in a timely manner, could trigger a default of their respective other obligations under cross-default provisions; and

the risks and uncertainties detailed by Valeant and Allergan with respect to their respective businesses as described in their respective reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. None of Pershing Square or any of its affiliates or associates, or any of their respective directors, officers, employees, agents, shareholders or advisors undertakes any obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect actual outcomes.

Disclaimer

6

Platform Value

In this presentation, we have attempted to value an asset of Val-gan, which we refer to as its “Platform Value”. Considerations in valuating this asset include management’s ability to (1) identify new acquisitions, (2) execute those acquisitions on reasonable terms, and (3) integrate them effectively.

There is always a risk that acquisitions may be too difficult to accomplish or otherwise be unsuccessful

We are not aware of any recognized authority for valuing Platform Value, but we believe that the market should assign value to Platform Value. It is possible that the market will not assign any Platform Value to Valeant or Val-gan. And if so, the estimates and projections of Platform Value we provide will be inapplicable.

Introduction to Pershing Square

Pershing Square manages approximately $13 billion in capital

Concentrated, research-intensive, value investor

We seek to own high-quality businesses, often with a catalyst to unlock value

Pershing Square has a track record as an active, long-term, value-creating shareholder

oOur target holding period for our active investments is generally four to six years

Pershing Square owns a 9.7% stake in Allergan

7

Pershing Square Investment Criteria

8

Pershing Square likes businesses with the following qualities:

Durable products/brands

Predictable financial results

Superior long-term growth in free cash flow per share

Shareholder-friendly capital allocation

Representative Holdings

We Have Not Previously Invested in a Pharmaceutical Company

Patent cliffs for major products

Huge investments in high-risk, low-return R&D to replace off-patent drugs

Price pressure in many segments

Bloated overhead and cost structures

Value-destroying acquisitions

The traditional pharmaceutical company s products are not durable, and growth is not predictable

Why Valeant is Unique

Valeant is a specialty pharmaceutical company that fits our investment criteria

Durable products/brands

Predictable financial results

Superior long-term growth in free cash flow per share

Culture of cost discipline and operational excellence

Shareholder-friendly capital allocation

0%500%1,000%1,500%2,000%2,500%3,000%3,500%Feb-08Aug-08Feb-09Aug-09Feb-10Aug-10Feb-11Aug-11Feb-12Aug-12Feb-13Aug-13Feb-14

Valeant Total Shareholder Return

An investment in Valeant shares on the day Mike Pearson became CEO has appreciated 25x in six years including dividend reinvestment

2,544%

Valeant total shareholder return from 2/1/2008 to 4/21/2014

Valeant TSR Under Mike Pearson’s Leadership

2/1/08: Mike Pearson appointed CEO; Valeant share

6/20/10: Announced merger with Biovail

9/3/12: Announced acquisition of Medicis for $2.6bn

5/27/13: Announced acquisition of Bausch & Lomb for $8.7bn

Note: Chart shows the total shareholder return for an investment in Valeant Pharmaceuticals International, the entity that merged into Biovail Corporation on September 28, 2010. Subsequent to this transaction, Biovail Corporation changed its name to Valeant Pharmaceuticals International, Inc. Chart assumes that the special dividend of $16.77 paid to legacy Valeant shareholders at closing of the merger and the special dividend of $1.00 paid to new Valeant shareholders on December 22, 2010 were both immediately reinvested in new Valeant (fka Biovail) common stock.

The Outsiders: Eight Unconventional CEOs and Their Radically Rational Blueprint for Success

Warren Buffett, Berkshire Hathaway

Tom Murphy, Capital Cities

Dick Smith, General Cinema

Bill Anders, General Dynamics

Bill Stiritz, Ralston Purina

John Malone, TCI

Henry Singleton, Teledyne

Katharine Graham, The Washington Post

References are to The Outsiders by author William N. Thorndike, Jr., Harvard Business Review Press, October 2012.

The Outsiders’ Principles remind us of Valeant

The CEOs chronicled in The Outsiders produced returns of over 20x the S&P 500 and over 7x their respective peer groups

“Capital allocation is a CEO s most important job”

“What counts in the long run is the increase in per-share value, not overall growth or size”

“Cash flow, not reported earnings, is what determines long-term value”

“Decentralized organizations release entrepreneurial energy and keep both costs and „rancor down”

“Independent thinking is essential to long-term success, and interactions with outside advisers (Wall Street, the press, etc.) can be distracting and time-consuming”

“Sometimes, the best investment opportunity is your own stock”

“With acquisitions, patience is a virtue… as is occasional boldness”

Mike Pearson is an Outsider CEO

“These eight CEOs were not charismatic visionaries, nor were they drawn to grandiose strategic pronouncements. They were practical and agnostic in temperament, and they systematically tuned out the noise of conventional wisdom by fostering a certain simplicity of focus, a certain asperity in their cultures and their communications.”

“Each ran a highly decentralized organization; made at least one very large acquisition; developed unusual, cash flow-based metrics; and bought back a significant amount of stock. None paid meaningful dividends… All received the same combination of derision, wonder, and skepticism from their peers and the business press. All also enjoyed eye-popping, credulity-straining performance over very long tenures…”

-William N. Thorndike, Jr., The Outsiders

The Outsiders: Eight Unconventional CEOs and Their Radically Rational Blueprint for Success

Warren Buffett, Berkshire Hathaway

Tom Murphy, Capital Cities

Dick Smith, General Cinema

Bill Anders, General Dynamics

Bill Stiritz, Ralston Purina

John Malone, TCI

Henry Singleton, Teledyne

Katharine Graham, The Washington Post

Mike Pearson, Valeant

References are to The Outsiders by author William N. Thorndike, Jr., Harvard Business Review Press, October 2012.

Presentation Summary

I.Why We Like Valeant s Business Model

II.Accounting Considerations

III.How We Evaluate the Transaction

IV.Summary

V.Appendix

I.Why We Like Valeant s Business Model

I.Why We Like Valeant s Business Model

II.Accounting Considerations

III.How We Evaluate the Transaction

Valuing “Val-gan”

Platform Value

Durable Products and Cash Flows

Growing Markets & Categories

R&D and Acquisition Strategy

Superior Operating Model

Organic Growth

Shareholder-Oriented Culture and Incentive Structure

I. Why We Like Valeant’s Business Model

Pershing Square Due Diligence on Valeant

In the four months since our initial contact with Valeant, we have performed significant due diligence on the company

Reviewed public company information for Valeant and Allergan

On February 9th, 2014 we executed a confidentiality agreement with Valeant, which allowed us to conduct substantial due diligence

In-person meeting with board of directors

Extensive management interviews

Selective local due diligence at the country level

Review of parent and regional business plans

Review of historical and projected organic growth by business unit and region

Review of business development pipeline

Review of R&D pipeline

Review of global tax structure

Review of bear thesis

Highly decentralized

Local managers determine product mix, pricing & distribution strategy

Culture of cost efficiency

Management incentives aligned with shareholders

Why We Like Valeant

Low % of products with patent cliffs

Low product concentration risk

Lower price and reimbursement risk

Durable Products and Cash Flows

High-growth categories

High-growth geographies

New products

Lower-risk, higher-return R&D

Platform for accretive acquisitions

Share buybacks

Growth

Shareholder-Friendly Capital Allocation

Management is focused on creating shareholder value

Superior Operating Model

William F. Doyle

Senior Advisor, Pershing Square Capital Management, L.P.

- Massachusetts Institute of Technology; SB Engineering, 1984
- Harvard Business School; MBA, 1992 – Section H with Bill Ackman
- McKinsey & Company; 1992-1995 – Worked with Mike Pearson
  - *Global Healthcare Group*
- Johnson & Johnson; 1995-2000 – Retained Mike Pearson
  - *Group Operating Committee, OTC Pharmaceutical & Medical Device Group*
  - *V.P. for licensing & acquisitions and medical device R&D*
  - *Board of Directors, Johnson & Johnson Development Corp.*
- WFD Ventures LLC; 2002-present
  - *Managing Director*
  - *Venture capital investments in medical device and specialty pharmaceutical sectors*

20

Durable Products and Cash Flows

Patent Cliff Products

A patent provides a legal monopoly to the inventor of a drug or medical device for a limited period of time

During the period of patent exclusivity (usually 20 years from the filing of the patent application), superior profit margins are possible (and necessary to recoup the cost of developing the drug/device)

On the day the patent expires (the “patent cliff”), low-cost, generic products can enter the market. If generics enter, sales of more expensive, previously patented products usually decline substantially

Durable Products

Do not depend on the legal monopoly afforded by patents for their market position

Similar to consumer packaged goods

“Patent Cliff” vs. “Durable” Drugs/Medical Devices

Source: Valeant Presentations, April 22, 2014 and January 14, 2014 at JPMorgan Conference

0%10%20%30%40%50%60%70%80%90%100%

The Vast Majority of Valeant’s Revenue is Durable

% of 2014E Revenue

Devices 21%

Over-the-Counter (“OTC”) 20%

Generics

18%

Prescription (“Rx”) 41%

Patent Cliff Rx 15%

Durable Products

85%

Durable healthcare products are more comparable to high-margin consumer products than to traditional, patented pharma products

The Majority of Prescription Drug Revenue is Durable

- **Prescription ("Rx") revenues are expected to be 41% of total 2014 revenues**
- **~60% of Rx revenues (~26% of total) are durable:**
  - Already off-patent
    - *Example: Efudex*
  - Too small to attract generic entrants
    - *Example: Tetrix*
  - Difficult to manufacture
    - *Example: Retisert*
  - Generics not physiologically equivalent
    - *Example: Wellbutrin XL*
  - Strong brands with patient/doctor loyalty
    - *Example: Obagi Hydroquinone*

Source: Company Presentation, April 22, 2014.

24

Valeant has Low Product Concentration Risk

Unlike most traditional pharmaceutical companies, Valeant has a highly diversified product portfolio minimizing product concentration risk

Products 11—20 12%

Top 10 Products

18%

Rest of Portfolio

70%

Revenue Contribution by Products 2014E

The top 10 products of Merck and Pfizer represent ~50% of revenues

Source: Company presentation January 14, 2014 at JPMorgan Conference

Valeant has Lower Price and Reimbursement Risk

Valeant’s products are predominantly cash-pay or reimbursed by private insurers

Cash / Private Payer

75%

Government Pay 25%

Revenue Contribution by Payer 2014E

Source: Company presentation January 14, 2014 at JPMorgan Conference

Growing Markets & Categories

Derm Rx / Pod, 19%Consumer, 14%Aesthetics / PDT, 13%Neurology, 12%Ophthamology Rx, 11%Surgical, 6%Generics, 6%Lens, 4%Dental, 4%Other, 12%

Categories with Attractive Growth Drivers

Growing faster than global pharma market

Doctors or patients make product choices

Receptive to new products and line extensions

Cash-pay or reimbursed through private insurance

Valeant U.S. Category Mix (2014E)

Source: Valeant Internal Documents. Management Interviews

International, Not Global

U.S./ Canada

Western Europe

Japan

Eastern Europe

Latin America

China

Emerging Asia

India

Patented Prescription

Durable Prescription

Over-the-Counter

Branded Generic

Generic

Devices

Valeant executes product mix, distribution, and promotional strategies to drive growth in attractive geographies

~30% of 2014 estimated sales are in emerging markets

Source: Company Presentation, April 22, 2014. Management interviews.

Industry-Leading New Product Launch Program

United States

19 planned product launches in 2014

Estimated new-product peak sales of $1.3bn to $2.3bn

Emerging Markets

More than 300 product launches planned in 2014

Source: Company Presentation, April 22, 2014.

Durable Franchise with Attractive Growth

Organic growth has consistently been mid to high single-digit

Pro-Forma Organic Growth
Excluding the impact of generic entry, FX adjusted



14%
12%
10%
8%
6%
4%
2%
0%
8%
11%
9%
9%
13%
10%
6%
12%
7%
2011
2012
2013
Developed Markets
Emerging Markets
Total Product Sales

Valeant's pro-forma organic growth, excluding the impact of generic entry, highlights the ongoing growth potential of the durable business (~85% of total)

31

Source: 2011, 2012, 2013 Year End Earnings Press Release

R&D and Acquisition Strategy

Traditional Pharma R&D Model is Broken

High-risk, low-return

The Traditional model

Large, fixed-cost R&D organization

Discovery Formulation Pre-clinical trials Scale-up Clinical trials

High-Risk

Only 4% of pre-clinical compounds become approved medications(1)

Low-Return

Total cost per drug $1.3bn, up 10x since 1975(2)

A 10- to 15-year investment to develop a novel drug(2)

4.8% industry average ROI on R&D investment(3)

(1)“Getting Pharmaceutical R&D Back on Target”; Mark E. Bunnage; Nature America, Inc.

(2)“The Pharmaceutical Industry and Global Health Facts and Figures 2012”; IFPMA.

(3)“Measuring the Return from Pharmaceutical Innovation in 2013”; Deloitte / Thomson Reuters.

High Risk “Traditional” R&D Model

December 4, 2006 “End of Drug Trial Is a Big Loss for Pfizer”

“Roche Drops After Halting Cholesterol Drug Development”

May 7, 2012

“Elan, Wyeth tumble on Alzheimer’s study”

July 30, 2008

Market Cap Decline Day of Announcement -$21bn -$14bn -$5bn

Source: Bloomberg Market Data

Focused on lower-risk, higher-reward programs

Line extensions and re-formulations

New indications and strengths for existing drugs

New branded generics

Prescription to OTC switches

High-probability development programs (Phase IIIs)

No high-risk discovery R&D

No pre-set R&D spend as a percentage of revenue

Low, fixed-cost R&D Infrastructure

Outsource non-core R&D functions

Valeant: Lower-Risk, Higher-Productivity R&D

Line extensions and re-formulations

Example: Acanya

New indications and strengths for existing drugs

Example: Retin-A Micro .08%

New branded generics

Example: 300 new product launches expected in 2014

Prescription to OTC switches

Example: Bedoyecta

High-probability development programs (Phase IIIs)

Example: Luzu

Low-risk New Chemical Entities (NCE s)

Example: Jublia

Track Record of R&D Productivity

19 planned launches in 2014

Peak sales potential: $1.3—2.3 billion

7	late-stage pipeline projects

Peak sales potential: $1.4—3.4 billion

Valeant standalone estimated 2015 R&D spend: ~$200 million

~2% of revenue

Industry-leading productivity

Valeant’s superior R&D productivity is indicative of its investment discipline and cost-focused culture

Track Record of R&D Productivity

Source: Company public presentation April 22, 2014. Pershing Square estimate of 2015 R&D spending is based off of Valeant’s ~$200mm run-rate end of 2014 spending rate

Valeant's R&D Spending is Focused and Productive

Valeant's disciplined focus on lower-risk, higher-return R&D projects has led to an R&D ratio that is lower than peers'

Traditional Pharma[(1)]



~77%
~29%
SG&A
~19%
Gross Margin
R&D
~28%
EBIT

Valeant Model (2013)[2]



~75%
~22%
SG&A
~3%
~50%
R&D
Gross Margin
EBIT

Targeted, high-return R&D is a driver of organic growth with an industry-leading number of product launches planned for 2014

38

[1]Traditional Pharma represents the average of Pfizer, Merck, Eli Lilly, and Bristol-Myers Squibb (2014 Est) based on Sanford Bernstein estimate.

[2]Valeant 2013 Q4 Earnings Press Release

Larger acquisitions of traditional pharma / device companies with bloated cost structures and unproductive R&D spending

Smaller, bolt-on acquisitions of products easily integrated into Valeant’s efficient, international distribution infrastructure

In-licenses from one-product companies

Acquisitions of sub-scale companies without adequate distribution

Declining products neglected by other companies that can return to growth with promotion

Effective acquisition and integration process

CEO Mike Pearson is personally involved in evaluation, negotiation and execution of transactions

Core Competency in Licensing & Acquisitions

Valeant is a nimble acquirer of attractive businesses, large and small

Licensing & Acquisition Track Record

Licenses & Acquisitions

Management has completed 100+ acquisitions and licenses, investing $19bn+ since 2008

Acquisitions have been highly accretive

Collectively, since 2008, Valeant has earned a >20% unlevered return (before tax efficiencies) on its acquisitions

Valeant management expects the majority of the company’s future free cash flow will be allocated to its value-creating acquisition strategy

Source: Management interviews

Superior Operating Model

-William N. Thorndike, Jr., The Outsiders

“[Henry] Singleton [the CEO of Teledyne] believed in an extreme form of organizational decentralization with a wafer-thin corporate staff at headquarters and operational responsibility and authority concentrated in the general managers of the business units. This was very different from the approach of his peers, who typically had elaborate headquarters staffs replete with vice presidents and MBAs.”

“Singleton was an iconoclast and the idiosyncratic path he chose to follow caused much comment and consternation on Wall Street and in the business press. It turned out that he was right to ignore the skeptics.”

Product mix, price, and distribution optimized for each region

Not all products in all markets

Partner locally where it makes sense

SG&A zero-based for products and region

No pre-set percentages of revenue for sales & marketing expense

Country / business unit managers compensation aligned with local business performance

Highly Decentralized Operations

“We will operate a low-cost operating model in all that we do. In essence, we will continue to apply a low-margin operating mindset to a high-margin business. We will take pride in our frugality, our ability to make quick decisions based on internal resources, our willingness to all wear different hats at different times.”

- Mike Pearson, 2010 Chairman s Letter

Valeant has a Culture of Cost Efficiency

Small corporate function / extremely limited overhead

Manage strategy, capital allocation, legal and financial controls

Zero-base all SG&A categories

No pre-set percentages of revenue or annual budgets

Expect industry-leading employee productivity

Low gross-margin mindset in a high gross-margin business

Culture of Cost Control and Productivity

Valeant's Cost Structure is a Competitive Advantage

The pharmaceutical industry's high gross margins have supported wasteful SG&A and R&D spending


Traditional Pharma(1)
~77%
Gross Margin
~29%
SG&A
~19%
R&D
~28%
EBIT
Valeant Model (2013)2
~75%
Gross Margin
~22%
SG&A
~3%
R&D
~50%
EBIT

Valeant has achieved one of the most competitive SG&A ratios in the industry, while continuing to grow organically

46

[1] Traditional Pharma represents the average of Pfizer, Merck, Eli Lilly, and Bristol-Myers Squibb (2014 Est) based off Sanford Bernstein estimate.

[2] Valeant 2013 Q4 Earnings Press Release

Organic Growth

Why Detailed Growth Disclosure is Important

Consider a company with the following growth characteristics

75% of revenue grew at 10%

25% of revenue grew at -30%

Consolidated revenue growth = 0%

Analysts would likely assign a multiple to the this business based on its 0% consolidated growth rate

The market does not do a good job valuing a business comprised of segments with materially different growth prospects

We believe valuing this business as a 0% grower is wrong

As the negative growth business shrinks, consolidated growth will increase to the growth rate of the growing business

Organic Revenue Growth Disclosure

Valeant provides detailed organic growth transparency, reporting growth in four different ways to assist investors in valuing different components of the business

Valeant is the only major pharmaceutical company that discloses organic growth

Same Store

Pro-Forma For Acquisitions (Assumes acquired companies were purchased at the beginning of the prior reporting period)

1) Including the effect of generic entry

2) Excluding the effect of generic entry

3) Including the effect of generic entry

4) Excluding the effect of generic entry

Durable portfolio growth rate

Organic Growth Measuring Underlying Growth at Valeant

As the portfolio subject to new generic competition winds down, reported corporate growth will approach the growth rate of the durable portfolio

Investors who do not adjust for the impact of new generic competition will underestimate the growth rate of the durable portfolio

Only ~7% of Valeant’s revenue (~1/2 of the total patent cliff revenue) will face new generic competition by 2016, and thereafter a relatively small percentage of the business is at risk in any year1

Reported corporate growth rate

Temporary effect of new generic competition

(1)Valeant Public Presentation January 14, 2014 at JPMorgan Conference

Organic Growth

Measuring Underlying Growth

Organic growth, excluding the impact of new generic competition, has been consistently mid to high single-digit

Pro-Forma Organic Growth

Excluding the impact of generic entry, FX-adjusted

2013

2011 2012 2013 Q1 Q2 Q3 Q4

Developed Markets 8% 9% 6% 1% 3% 4% 10%

Emerging Markets 11% 13% 12% 11% 12% 13% 13%

Total Product Sales 9% 10% 7% 4% 6% 6% 11%

Note: 2011 and 2012 organic growth rates are not adjusted to exclude the impact of generic entry. The impact of generic entry was immaterial in 2011 and 2012. Growth rates for all periods are pro forma for acquisitions completed during the period but not for acquisitions completed in future periods (e.g. 2011 is not pro forma for 2013 acquisitions).

Source: 2011, 2012, Q1-Q4 2013 Valeant Earnings Press Release 51

Shareholder-Oriented Performance Culture and Incentive Structure

-William N. Thorndike, Jr., The Outsiders

“[T]he outsiders (who often had complicated balance sheets, active acquisition programs, and high debt levels) believed the key to long-term value creation was to optimize free cash flow, and this emphasis on cash informed all aspects of how they ran their companies – from the way they paid for acquisitions and managed their balance sheets to their accounting policies and compensation systems.”

Capital Allocation at Valeant

Valeant’s capital allocation strategy reflects management’s focus on creating shareholder value

Acquisitions

Management has completed 100+ acquisitions and licenses, investing $19bn+ since 2008

These acquisitions have been highly accretive due to superior cost structure and operating model

Valeant management expects the majority of the company’s future free cash flow will be allocated to its value-creating acquisition strategy

Share Repurchases

Valeant has been an aggressive buyer of its stock

Between 2008 and 2012, Valeant repurchased $2.5bn of stock and convertible bonds

Source: Management Interviews

Management Is Incentivized To Create Shareholder Value

Mike Pearson and his team own significant stock in Valeant, further aligning management with shareholders. Pearson owns ~10.6mm shares (or ~$1.3 billion) which he is restricted from selling until 2017

CEO Mike Pearson and his senior team have the potential to be richly rewarded for outstanding long-term share price performance

Annual Cash Incentive Compensation

Up to 200% of base salary possible if goals are achieved

Long-Term Incentive Compensation

50% time-vested stock options

50% performance share units; three-year annualized Total Shareholder Return (TSR) vesting

Source: Valeant 2014 Schedule 14A

Annualized TSR (IRR)

% of PSUs vesting

<15%0%15%100%30%200%45%300%60%400%

Michael Pearson & Howard Schiller

Valeant’s Culture and Execution Reminds Us of 3G

3G Case Studies

ABI: $175bn market cap, 511% TSR last decade (20% p.a.)

BKW: bought in Oct. 2010, TEV from $4bn to $11bn in 3.5 years

HNZ: bought Feb. 2013, EBITDA margins are already up ~300-400bps to ~29%1

Efficient operators and capital allocators enjoy unique, enduring advantages within an industry

Superior capital allocation and operational efficiency allow Outsider CEOs to take advantage of opportunities others cannot profitably pursue

Revenue and market development opportunities

Investments for growth

Acquisitions

3G has achieved extraordinary success in various businesses by implementing a culture of efficiency, cost discipline, zero-based budgeting, and shareholder-oriented capital allocation

(1)Deutsche Bank estimate, April 8, 2014.

II. Accounting Considerations

-William N. Thorndike, Jr., The Outsiders

“In another departure from conventional wisdom, Singleton eschewed reported earnings, the key metric on Wall Street at the time, running his company instead to optimize free cash flow.”

Understanding Valeant’s Financials

We believe GAAP accounting does a poor job tracking the economic performance of platform businesses like Valeant

To evaluate Valeant s business performance, we believe one first needs to translate GAAP earnings into economic earnings

Source: 2011, 2012, 2013 Valeant Form 10-k.

Valeant’s GAAP Net Income Does Not Track Cash Flow

GAAP Net Income has not been a good proxy for Valeant’s free cash flow

2011

2012

2013

2011—2013

~$4.5bn Difference

$mm

GAAP Net Income

GAAP Cash From Operations

Valeant’s Definition of Cash Net Income

GAAP Net Income

+ Inventory Step-Up Reversal (COGS)

+ Acquired In-Process R&D Impairment

+ Restructuring & Integration Acquisition Costs

+ Amortization of Intangible Assets

+ Asset Impairments

+ Change in Fair Value of Contingent Consideration

+ Debt Extinguishment Loss (Gain)

+ Non-Cash Interest Expenses

+ Non-Cash Taxes

+ Other (Acq.-Related Litigation Settlements, Gain/Loss on Sale)

Cash Net Income

Valeant does not add back stock-based compensation, depreciation, or ordinary-course legal expense

Source: Valeant Q4 2013 Earnings Press Release

Reconciliation of Valeant 2013 GAAP Net Income to “Cash Net Income”

These adjustments are required to translate GAAP earnings to economic earnings

Source: Valeant Q4 2013 Earnings Press Release

GAAPNon-GAAPEarningsAdj.Cash EarningsTotal Revenue5,770—5,770 Cost of Goods Sold (Ex- Int. Ammo)1,905 (436) 1,469 % Gross Margin67%75%SG&A1,305 (22) 1,283 % of Sales23%22%R&D157—157 % of Sales3%3%Contingent Consideration FV Adj.(29) 29—Acquired In-Process R&D Impairment154 (154)—Restructuring & Acq. Costs551 (551)—Amortization of Intangible Assets1,902 (1,902)—Other Expense/(Income)234 (234)—Operating Income(410) 3,270 2,860 % of Sales-7%50%Interest Expense836 (89) 747 Other Income/(expense)(69) 66 (3) Pre-Tax Income(1,314) 3,425 2,111 Tax Provision/(Recovery)(451) 516 65 % Tax Rate34%3%Net Income (Loss)(864)$ 2,909$ 2,046$ Net Income Attributable to Noncontrolling Int.2—2 Net Income(866)$ 2,909$ 2,043$

Cash Net Income Reconciliation:
Major Adjustments

Four large adjustments comprise ~90% of Valeant's pre-tax income adjustments

Major Adjustments:		Amount
Non-Cash Expenses		
Amortization of Intangible Assets	$	1,902
Inventory Step-Up Reversal (COGS)		436
Acquired In-Process R&D Impairment		154
Cash Expenses		
Restructuring & Acq. Costs	$	551
Total "Major Adjustments"	**$**	**3,043**
Other Adjustments		382
Total Operating Inc. Adjustments	**$**	**3,425**

These non-cash charges are required by GAAP purchase accounting, but do not reflect a loss of economic value for Valeant

A one-time cash charge that economically should be capitalized as purchase consideration rather than expensed in the income statement

63

Source: Valeant Q4 2013 Earnings Press Release

III. How We Evaluate the Transaction

Allergan Unaffected Share Price

Allergan's unaffected share price is $116.63, the closing price on April 10, the day before Pershing Square began its rapid accumulation program

Allergan share price and volume from 2/25/2014 to 4/21/2014


Share Price (USD)
$145
$140
$135
$130
$125
$120
$115
$110
$105
Volume ('000 shares)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Apr. 9-10: No Pershing purchases
Unaffected share price: $116.63
Feb-25 Feb-26 Feb-27 Feb-28 Mar-03 Mar-04 Mar-05 Mar-06 Mar-07 Mar-10 Mar-11 Mar-12 Mar-13 Mar-14 Mar-17 Mar-18 Mar-19 Mar-20 Mar-21 Mar-24 Mar-25 Mar-26 Mar-27 Mar-28 Mar-31 Apr-01 Apr-02 Apr-03 Apr-04 Apr-07 Apr-08 Apr-09 Apr-10 Apr-11 Apr-14 Apr-15 Apr-16 Apr-17 Apr-21
PS % of Volume 11 13 12 17 21 15 16 15 18 14 10 18 19 17 15 16 26 23 18 22 23 17 21 19 12 25 13 18 18 27 5 0 0 37 30 31 38 34 39
Shares, Options, and Forwards Purchased by Pershing Square
Volume
Share Price

Note: Chart shows Allergan's share price, volume, and the number of shares, delta-one options, and forwards purchased by Pershing Square from February 25, 2014, the day Pershing Square began its purchases, to April 21, 2014. Share price and volume data are as per Capital IQ.

65

Allergan Unaffected Share Price (Cont.)

During the 31-day trading period from February 25th through April 8th, Pershing Square through its derivative counterparty accumulated a 4.99% economic stake1 in Allergan

During this period, Pershing Square s notional shares underlying its options accounted for ~17% of Allergan s average daily volume

Volume during this period averaged 2.8mm shares

After reaching a 4.99% economic stake on the morning of April 8th, Pershing Square stopped trading

On April 9th and 10th Pershing Square did not trade Allergan stock or derivatives

During this period, average volume in Allergan shares declined to 1.9mm

With Pershing Square out of the market, Allergan settled to its unaffected price of $116.63 on the close of trading April 10th

1Economic stake includes: Allergan common shares; 1% strike, deep in-the money Allergan call options; and Allergan forward contracts on common stock

Pershing Square’s Rapid Accumulation Program

During these six trading days, volume averaged 6.6mm shares and Pershing Square s notional shares underlying its derivative contracts represented 35% of the average daily volume

During these six trading days, Pershing Square acquired 14.0mm deep in the money Allergan call options and Allergan forward contracts representing 4.7% of Allergan shares outstanding

Beginning on the morning of April 11th and lasting through the close of trading on April 21st, Pershing Square engaged in a rapid accumulation program

During the period of Pershing Square s rapid accumulation program, Allergan s stock price rose from an unaffected price of $116.63 to $142.00, a 22% increase

The Transaction

Summary Terms:

Cash Component:

$15bn; $48.30 per share (based on fully diluted share count)

Barclays and RBC Capital Markets financing commitment for 100% of cash component

Stock Component:

Allergan shareholders will own ~43% of the pro-forma company

Exchange ratio: 0.83 Valeant shares for every 1 Allergan share

Pershing Square Will Elect To Receive 100% Stock

Allergan Shareholders Will Participate in Ongoing Value Creation

The Transaction gives Allergan shareholders ~43% ownership of Val-gan

We believe the combination of Valeant and Allergan will create enormous shareholder value

Between now and the close of the Transaction, Allergan shareholders will participate in any increase in Valeant s share price

Over the short, intermediate, and long-term, we expect the Transaction will generate significant shareholder value

Valuing Val-gan

Sum of the Parts (SOTP) Valuation: Two Types of Cash Flow

Durable Rx

Branded Generics

OTC

Durable Devices

Durable Products

Patent Cliff Products

Patent Cliff Rx

Products: ~74% (of 2014E Sales)

Valuation Methodology

Products: ~26% (of 2014E Sales)

Valuation Methodology

Discounted cash flow analysis

Multiple of after-tax profits

Source: Valeant Public Presentation April 22, 2014

Val-gan’s Durable Portfolio

~74% of Val-gan s pro-forma 2014E sales will come from durable, growing cash flows

Total Portfolio

Durable Portfolio

Source: Valeant Public Presentation April 22, 2014

Patent Cliff26%Durable74%OTC17%Durable Rx30%Generics2%Branded Generics16%Durable Devices9%

Durable Portfolio:
Participation in Fast Growing Categories

Based on management estimates and our independent research and analysis, we estimate 6% to 8% long-term revenue growth. Our estimate is a slight discount to Valeant management estimates

	2014E % of	Est. Long-Term Growth	
Legacy Allergan Durable	**Total Sales**	Base	High
Botox	19.7%	8%	10%
Facial Aesthetics	4.9%	10%	12%
Breast Aesthetics	3.7%	3%	5%
Other	5.2%	2%	3%
Sub-Total	**33.4%**	**7%**	**9%**
Legacy Valeant Durable			
US	29.8%	4%	6%
Emerging Markets	22.0%	8%	12%
Non-US Developed Markets	14.8%	2%	4%
Sub-Total	**66.6%**	**5%**	**8%**
Total	**100.0%**	**6%**	**8%**

The estimated long-term growth rates set forth above are derived from, among other sources, Company management statements regarding estimated future revenue growth. Those statements are subject to numerous assumptions, risks and uncertainties that may change over time and could cause actual results to differ materially. Valeant Public Presentation April 22, 2014: Valeant believes Val-gan can achieve "[h]igh single-digit organic revenue growth for the foreseeable future" across the entire business, including both the cliff and durable portfolio.

Durable Portfolio: Few Healthcare Trading Comparables

Val-gan s durable business would have few peers among publicly traded pharmaceutical companies

Big Pharma

Few durable assets

High exposure to competitive, low-growth categories

Biotech

High product concentration

Large R&D investment

Specialty Pharmaceuticals

High product concentration

Few durable assets

Generic Pharmaceuticals

Focused on commodity categories

Low secular growth

1RBC Capital Markets Analyst Report, January 6, 2014

2Based on the closing share prices and Bloomberg consensus EPS estimates as of April 21, 2014

3Valeant Public Presentation, April 22, 2014

4ISI Group Analyst Report, January 31, 2013

Durable Portfolio: Healthcare Trading Comparables

Only a handful of public healthcare companies have durability similar to Val-gan s product portfolio

Perrigo Co.

~78%1 durable – assumes its large biologic drug is a patent cliff asset

Major businesses: Private label OTC; hard-to-manufacture generics

Lower gross margin than Val-gan: 2014E Gross Margin = 42%1 vs. ~80%3

Trading multiple: 21x 2014 EPS2

Zoetis Inc.

>80%4 durable – ~80% of revenues are unpatented or existing patent does not provide market exclusivity; animal health pharmaceuticals face lower generic substitution risk than human pharma

Major business: Companion and livestock animal health pharmaceuticals

Trading multiple: 19x 2014 EPS2

Durable Portfolio:
Healthcare Transaction Comparables

Several large portfolios of durable OTC products have been sold in the last ten years

Announced Date	Asset	Buyer	Price ($bn)	xForward Net Income Reported	xForward Net Income Adj. for 25% Premium[1]
10/07/05	Boots Healthcare Int'l	Reckitt Benckiser	$3.4	26x	20x
06/26/06	Pfizer Consumer Health	Johnson & Johnson	16.6	36x	29x
12/10/07	Adams Respiratory	Reckitt Benckiser	2.3	29x	23x
07/21/10	SSL International	Reckitt Benckiser	4.2	25x	20x
11/15/12	Schiff Nutrition	Reckitt Benckiser	1.5	26x	21x
			Average	**28x**	**23x**

Source: Capital IQ and Wall Street research. Net Income multiples represent multiples of tax-effected EBIT excluding synergies.
(1) Multiples adjusted downward for a hypothetical 25% control premium.

76

Durable Portfolio: Trading Comparables Outside of Healthcare

We believe there are many similarities between the Global Beauty industry and Val-gan’s durable portfolio

High Gross Margins

Strong Organic Growth

Brand Loyalty

Product Diversity

Industry

Global Beauty

Merged Company’s Durable Pharma

5-7%

>70%1

1,000s of products

Efficacy Safety Brand Prestige

100s of products per company

>70%1

6-8%*

Efficacy Brand Prestige

Significant opportunity for low-risk, high-return innovation

(1)Based on the average calendar 2013 gross margin for L’Oreal, Estee-Lauder, and Beiersdorf of 71.6%.

*Erratum: Original presentation referred to “5-7%”

Global Beauty – 2014 P/E

Note: All multiples are based on Bloomberg consensus estimates as of 4/21/2014.

The global beauty P/E average is 24x projected 2014 earnings

Durable Portfolio: Trading Comparables Outside of Healthcare 24x22x23x28xAverage

Durable Portfolio
Comparables Range: 19x - 29x 2014 EPS

If Val-gan's durable portfolio were valued similar to businesses that we believe to be comparable, then its resulting range of multiples could be as follows:



Comparables Range
Perrigo and Zoetis Trading Multiples
19x
21x
Global Beauty Trading Multiples
22x
28x
OTC M&A Multiples - Adj. for Control Premium¹
20x
29x

There is no assurance that Val-gan's durable portfolio would trade within this range

(1) Multiples adjusted downward for a hypothetical 25% control premium.

79

Patent Cliff Portfolio

We use a discounted cash flow analysis to value the cliff portfolio

No Life-Cycle Management

Assumes management is not able to extend patent exclusivity beyond the original expiration

Revenues after patent cliff are zero

Assumes that the merged company’s market share drops to zero immediately after the patent expires

Assumes the merged company will not enter the generic market

Costs are variable

Assumes the merged company is able to reduce SG&A and R&D costs proportionate to the revenue lost from patent cliffs

Assumptions:

Patent Cliff Portfolio (Cont.)

We use a discounted cash flow analysis to value the cliff portfolio

10% Discount Rate

Based on our analysis of Val-gan s patent cliff portfolio, we believe the portfolio has an average remaining life of ten years

We sensitize our DCF analysis to annual growth rates of 0% to 5% until the patent cliff, after which cash flows fall to zero

Methodology:

Assumption: We assume generic Restasis competition in 2024 based on Allergan’s recent patent filings.

See appendix for model

Years of Cash Flow Remaining10yrs10yrs10yrsAnnual Growth Until Patent Cliff0.0%2.5%5.0%DCF Value As a Multiple of 2014E Cash Flow6.1x6.8x7.4x

Illustrative Valuation Excluding Platform Value

If Val-gan s durable portfolio were valued within the range of multiples of businesses that we believe to be comparable, and the cliff portfolio were valued on the DCF analysis presented, then Val-gan s multiple would be as follows:

2014 Earnings Multiple

% Earnings Contribution

Portfolio

There is no assurance that Val-gan would trade at these multiples

This analysis excludes Platform Value, the pipeline value of the merged company, revenue synergies, and life cycle management opportunities

Durable74%20.0x22.0x24.0xCliff26%6.1x6.8x7.4xBase Business100%16x18x20x

Assumption: We assume the durable and cliff portfolios have earnings contributions equal to their sales contribution

Platform Value

These companies stock prices have dramatically outperformed their competition because traditional multiple-of-earnings or cash-flow based valuations do not properly reflect Platform Value

Platform Businesses Can Be Incredibly Valuable

Businesses that execute value-enhancing acquisitions with shareholder-focused capital allocation deserve significant Platform Value

Liberty Media

Jarden Has Been A Successful Platform

Note: Total shareholder returns are calculated per Bloomberg from June 25, 2001 to April 21, 2014 with all starting values indexed to 100%.

Since Martin Franklin joined Jarden in 2001, the company has achieved success as a consumer products platform, generating a ~33x total shareholder return to-date

Indexed total shareholder return

Indexed total shareholder return of Jarden from 6/25/2001 to 4/21/2014

0%500%1,000%1,500%2,000%2,500%3,000%3,500%4,000%Jun-01Jun-02Jun-03Jun-04Jun-05Jun-06Jun-07Jun-08Jun-09Jun-10Jun-11Jun-12Jun-13Jarden Corp.S&P 500S&P Mid Cap 400

3/27/02: Acquired Tilia for $160mm

2/7/03: Acquired Diamond Brands for $110mm

9/2/03: Acquired Leigh for $155mm

6/28/04: Acquired U.S. Playing Card for $240mm

1/24/05: Acquired American Household for $845mm

7/18/05: Acquired Holmes Group for $625mm

9/5/06: Acquired Pine Mountain for $150mm

4/6/07: Acquired Pure Fishing for $400mm

7/9/07: Acquired K2 for $1.2bn

4/1/10: Acquired MAPA for $500mm

10/3/13: Acquired Yankee Candle for $1.8bn

3,268%

198%

319%

Jarden’s Platform Strategy

Franklin has successfully implemented The Outsiders principles at Jarden

Value-creating acquisition and capital allocation strategy

Maintains high standards for quality and valuation of acquired businesses

Focus on shareholder value creation not reported GAAP earnings

Intelligent use of debt and equity to finance acquisitions

Capital allocation and acquisitions are a core competency and a significant focus of senior management and the board

“Capital allocation is a CEO s most important job” – The Outsiders

“Decentralized organizations release entrepreneurial energy and keep both costs and „rancor down” – The Outsiders

Small corporate staff; business unit managers are given autonomy

Budgeting process and performance reviews ensure business units are setting and achieving strong goals

Compensation program rewards strong business unit performance

Martin Franklin, Chairman of Jarden, co-founded PAH in 2013

In May 2013, PAH raised ~$881mm1 and began trading at a valuation close to this cash balance

Pershing Square invested $250mm2 in PAH and owns 27%3 of the company2

In October 2013, PAH announced the acquisition of MacDermid Inc., for $1.8bn cash and equity, a specialty chemical company with significant platform potential

Martin Franklin’s Next Platform

Platform Specialty Products (NYSE: PAH)

(1)http://ir.platformspecialtyproducts.com/faq.cfm

(2)TR-1 Notification of Major Interest in Shares filed May 29, 2013 and Pershing Square investment information.

(3)Ownership calculated based on PAH shares outstanding as of April 10, 2014.

Platform Specialty Products (NYSE:PAH)

PAH has increased in value by ~100% in the six months since the announcement of the MacDermid acquisition


PAH Share Price ($)
$25
$20
$15
$10
$5
$0
May-13
Jun-13
Jul-13
Aug-13
Sep-13
Oct-13
Nov-13
Dec-13
Jan-14
Feb-14
Mar-14
Apr-14
5/16/2013: Began trading near cash NAV
10/10/13: Announced acquisition of MacDermid for $1.8bn TEV
1/24/14: PAH listed on NYSE
4/17/14*: Announced acquisition of Chemtura AgroSolutions for $1.0bn TEV
$20.26

Source: Bloomberg.
*Erratum: Original presentation referred to "4/17/13"

88

Platform Specialty Products (NYSE:PAH)

PAH's share price has nearly doubled in the six months since the MacDermid acquisition was announced

What are the possible explanations for this value creation?

- ✗ **Did PAH purchase MacDermid at materially less than its fair value?**
  - ✗ PAH paid ~10x LTM EBITDA
  - ✗ The seller was a private equity firm with no urgency to sell

OR

- ✓ **Did Investors begin to ascribe Platform Value to PAH?**
  - ✓ Investors recognize the Platform Value of PAH
  - ✓ PAH's stock price move implies a 100% platform premium

89

Transaction and integration track record

How Can One Evaluate PAH’s Platform Value

Platform Value is a function of several factors:

PAH

Competitive advantages of the Platform Company

Target Opportunity

Operational efficiencies relative to competitors

Revenue synergy potential

Access to and cost of capital

Large relative size of the market opportunity

Competitiveness of acquisition market

High Platform Value:

Low Platform Value:

Bad “Platforms”

There are numerous examples of acquisition-intensive companies that have not succeeded

These failures can be distinguished from the Outsider model in the following ways

They lacked a competitive advantage in cost structure or strategy

They overpaid for acquisitions to generate growth

They relied on overvalued equity as an acquisition currency

They failed to integrate and achieve cost synergies

They focused on growing reported GAAP earnings rather than economic earnings per share

Conservatively underwrite attractive returns

Target 20% unlevered IRR, before tax synergies (est. 30% after-tax)

Target < 6-year payback

Pipeline value of acquisition target assigned zero value

Rapid integration with synergies at or exceeding budget

Have met or exceeded synergy budget on all announced acquisitions

Typically, ~80% of synergies achieved within first year

Valeant’s Acquisitions Have Created Value

We believe that Valeant’s track record of value-creating acquisitions is a sustainable competitive advantage that should be reflected in the company s market value

Source: Management interviews

Valeant’s Proven Integration Track Record

“By the end of the fourth quarter [of 2011] we expect to achieve approximately $350 million synergy run rate for the Company.”

“…The second year after close, we expect to achieve at minimum $175 million in cost synergies.”

“We now expect to achieve greater than $300 million in run rate synergies by the end of the year [2013].”

“…We expect to realize annual run rate constant synergies of greater than $225 million.”

“We have now identified greater than $900 million in synergies”

“…We expect to achieve at least $800 million in annual cost savings.”

Synergies Announced

Synergies Realized

Source: Company data

Large Universe of Public and Private Targets

Large universe of <u>public</u> targets for Val-gan with a market cap of at least $10 billion

- **58 pharmaceutical and medical device companies with a combined market cap of $3.2 trillion**

Rank	Company Name	Market Cap ($bn)
1	Johnson & Johnson	$282.8
2	Roche Holding AG	245.5
3	Novartis AG	205.2
4	Pfizer Inc.	197.0
5	Merck & Co. Inc.	167.7
6	Sanofi	138.1
7	GlaxoSmithKline plc	127.4
8	Novo Nordisk A/S	110.4
9	Gilead Sciences Inc.	110.1
10	Bayer AG	107.6
11	Amgen Inc.	88.5
12	Bristol-Myers Squibb	83.7
13	AstraZeneca PLC	80.2
14	AbbVie Inc.	78.9
15	Biogen Idec Inc.	70.4
16	Eli Lilly and Company	64.9
17	Abbott Laboratories	59.7
18	Medtronic, Inc.	59.0

Rank	Company Name	Market Cap ($bn)
19	Celgene Corporation	$58.4
20	Thermo Fisher Scientific	47.6
21	Teva Pharmaceutical Industries	43.0
22	Baxter International	39.6
23	Actavis plc	35.4
24	Takeda Pharmaceutical Company	34.8
25	Merck KGaA	34.6
26	Covidien plc	31.8
27	CSL Ltd.	30.3
28	Regeneron Pharmaceuticals	30.2
29	Alexion Pharmaceuticals	30.1
30	Stryker Corporation	30.1
31	Shire plc	29.0
32	Forest Laboratories	24.7
33	Astellas Pharma	24.7
34	Becton, Dickinson and Company	22.0
35	Sun Pharmaceutical Industries	21.3
36	Essilor International SA	21.0

Note: Market caps are as of 4/21/2014 per Capital IQ. Table excludes Valeant and Allergan.

94

Large Universe of Public and Private Targets

Large universe of public targets for Val-gan with a market cap of at least $10 billion

- **58 pharmaceutical and medical device companies with a combined market cap of $3.2 trillion**

Rank	Company Name	Market Cap ($bn)
37	UCB SA	$20.5
38	Perrigo Company plc	19.4
39	Agilent Technologies Inc.	18.2
40	Boston Scientific Corporation	18.2
41	Illumina Inc.	18.1
42	Mylan, Inc.	18.0
43	St. Jude Medical Inc.	17.8
44	Coloplast A/S	16.3
45	Grifols, S.A.	15.9
46	Intuitive Surgical, Inc.	15.8
47	Zimmer Holdings, Inc.	15.5

Rank	Company Name	Market Cap ($bn)
48	Vertex Pharmaceuticals Inc.	$15.5
49	Otsuka Holdings Co., Ltd.	15.4
50	Zoetis Inc.	14.5
51	Chugai Pharmaceutical Co. Ltd.	13.4
52	Smith & Nephew plc	13.0
53	Aspen Pharmacare Holdings	12.1
54	Daiichi Sankyo Company, Limited	11.9
55	Eisai Co., Ltd.	10.9
56	CR Bard Inc.	10.9
57	Actelion Ltd.	10.8
58	Olympus Corporation	10.0

In addition, we estimate that there are ~$3 trillion of privately owned targets in the pharmaceutical and medical device industry[1]

[1]We estimate that total pharmaceutical and medical device industry sales are approximately $2tn. Valued at 3x sales, the total industry value is $6tn.

Market caps are as of 4/21/2014 per Capital IQ.

95

Transaction and integration track record

How Can One Evaluate Val-gan’s Platform Value

Val-gan s Platform Value is a function of several factors:

Val-gan

Competitive advantages of the Platform Company

Target Opportunity

Operational efficiencies relative to competitors

Revenue synergy potential

Access to and cost of capital

Large relative size of the market opportunity

Competitiveness of acquisition market

High Platform Value:

Low Platform Value:

Stand AloneProFinancialsFormaSales$100 $100 Gross Profit$75 $75 % Margin75%75%SG&A30 22 % Margin30%22%R&D20 3 % Margin20%3%EBIT$25 $50 % Margin25%50%Taxes$8 $5 % Tax Rate30%10%Net Income$18 $45 Intrinsic Value:Earnings Multiple16x 16x Value$280 $720 % Acquisition Premium 25%% Restructuring Costs4%Purchase Price$363

Illustrative Valeant Transaction: 98% Value Creation, Unlevered

98% Value creation

Consistent with synergies achieved historically

Source: Company data. Management Interviews

Year 1, 12% Unlevered yield

$45 / $363 = 12%

$720 / $363 = 98%

(Pro Forma Net Income/Purchase Price)

(Pro-Forma Value/Purchase Price)

Platform Valuation Illustration

Val-gan would only have to acquire ~$20bn of assets to justify a 26% platform premium

Acquired Assets ($bn)	$ 10bn	$ 20bn	$ 30bn	$ 40bn
Consideration: 100% cash, unlevered				
(a) Value Creation ($bn)	10	20	30	40
(b) Pro-Forma Market Cap ($bn) *At Current Valeant Share Price*	78	78	78	78
% Sharholder Value Creation: (a/b)	**13%**	**26%**	**38%**	**51%**

Assumes 100% increase in value of acquired assets[1]

Assumes acquisitions are 100% cash. No equity consideration

We believe the $6tn scale of the healthcare product market and Val-gan's extraordinary financial capacity could allow it to acquire substantially more assets than the table above illustrates

Pro-Forma Market Cap Assumptions: Valeant pro-forma share count of ~600mm and a share price of $126.00 (closing price April 21, 2014)
[1]This illustrative example does not take into account present value analysis of the acquisition program

98

We Believe Valeant’s Platform has Been Continually Undervalued

In 2008, investors could have purchased Valeant’s shares at ~0.5x 2014 EPS

P/E Multiple

Valeant’s Historical Share Price as a Multiple of 2014E Earnings (2/1/2008 to 4/21/2014)

Source: Bloomberg. Stock price adjusted assuming reinvestment of dividends.

0x2x4x6x8x10x12x14x16x18xFeb-08Aug-08Feb-09Aug-09Feb-10Aug-10Feb-11Aug-11Feb-12Aug-12Feb-13Aug-13Feb-14P/E Multiple of 2014E Earnings

If Val-gan can grow organically at a high single-digit rate as Valeant management projects, and management can invest the company s free cash flow in new acquisition targets at historical rates of return, then we believe management can achieve its goal of 15%-20% annual EPS growth1

1Valeant Presentation April 22, 2014

IV. Summary

Cost Synergies

Organic Growth

Business Development

Standalone Allergan vs. Val-gan

M&A

R&D Success

Cost Savings

Allergan “Standalone” Sources of Incremental Value

Transaction Sources of Value

Mixed track record

Valeant has achieved announced cost synergies in all announced transactions

Upside

2014 Pro-Forma EPS11.08$ Earnings Multuple7.4xValeant* Stock Price82$ x (Exchange Ratio)0.83 + Stock Value68$ + Cash Value/Share48$ = Total Value (Stock + Cash)116$ % Change vs. Unaffected Price0%

7.4x

P/E Ratio:

Large Margin of Safety

Val-gan would need to trade at only 7.4x 2014 Pro-Forma Cash EPS1 in order for the Transaction value to exceed Allergan’s unaffected price

1Source: Valeant Presentation April 22, 2014 2014 Pro-Forma Cash EPS Mid-Point

*Erratum: Original presentation referred to “Venus”

-John Templeton

“It is impossible to produce superior performance unless you do something different.”

Val-Gan

V. Appendix

Cash Net Income Reconciliation: Major Non-Cash Expense Adjustments

Valeant removes certain non-cash expenses to better match Net Income with recurring Free Cash Flow

Amortization of Intangible Assets ($1.9bn charge, 2013)

GAAP requires companies to amortize the accounting value of acquired assets

This amortization is purely a GAAP accounting convention and is unrelated to the economic value of the asset

Acquired In-Process R&D Impairments ($154mm charge, 2013)

These are impairments of pipeline assets that Valeant is required to capitalize under GAAP purchase accounting rules

These impairments do not impact the company’s free cash flow in the reporting period or management’s expectation of future free cash flow

Valeant underwrites all of its acquisitions assuming the value of the target’s pipeline is zero

Cash Net Income Reconciliation: Major Non-Cash Expense Adjustments

Valeant removes certain non-cash expenses to better match Net Income with recurring Free Cash Flow

Inventory Step-Up ($436mm adjustment, 2013)

GAAP requires purchasers to write-up the value of an acquired company’s inventory to estimated fair value

For Valeant, this write-up is often large because Valeant tends to acquire very high gross margin companies

Large inventory write-ups significantly reduce the GAAP gross margin Valeant reports when the written-up inventory is sold

We believe that removing the effect of this write up provides a better measure of recurring gross profits

Non-Cash expenses Valeant does not remove

Unlike many companies that report Non-GAAP financials, Valeant does not add back Stock-Based Compensation

Cash Net Income Reconciliation: Restructuring Costs ($551mm, 2013)

Valeant removes restructuring charges to better match Net Income with recurring Free Cash Flow

Valeant’s restructuring charges are cash and non-cash expenses incurred in connection with corporate restructurings

The vast majority of these restructurings relate to realizing synergies at newly acquired companies

We believe that if acquisitions were to stop today, restructuring charges would drop to zero

Cash Net Income Reconciliation: Cash Taxes

Valeant’s cash tax rate in 2013 was 3% of Adjusted Pre-Tax Profits

We believe that Valeant, on a standalone basis, can continue to achieve a mid-single digit tax rate for the foreseeable future

Valeant’s adjusted tax rate is a more accurate measure of the company s annual cash tax expense

Valeant’s cash tax rate is sustainably low

For GAAP purposes, Valeant reports an effective tax rate of 34%

Adjusting this rate to reflect the cash taxes that Valeant actually pays is a more accurate measure of Valeant’s annual tax expense

Source: Management Interviews

Undiscounted Cash Flows% AnnualCaseGrowthYear 1Year 2Year 3Year 4Year 5Year 6Year 7Year 8Year 9Year 10Low0.0%1.0 1.01.01.01.01.01.01.01.01.0Base2.5%1.0 1.01.11.11.11.11.21.21.21.2High5.0%1.0 1.11.11.21.21.31.31.41.51.6Discounted Cash Flows% AnnualCaseGrowthYear 1Year 2Year 3Year 4Year 5Year 6Year 7Year 8Year 9Year 10Total/SumLow0.0%0.9 0.8 0.8 0.7 0.6 0.6 0.5 0.5 0.4 0.4 6.1xBase2.5%0.9 0.8 0.8 0.7 0.7 0.6 0.6 0.6 0.5 0.5 6.8xHigh5.0%0.9 0.9 0.8 0.8 0.8 0.7 0.7 0.7 0.6 0.6 7.4xDiscount Rate10%

Patent Cliff Discounted Cash Flow Analysis

Discounted Cash Flow model detail

6.1x to 7.4x Year 1 Cash Flow

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant Pharmaceuticals International, Inc. (“Valeant”) has made for a business combination transaction with Allergan, Inc. (“Allergan”). In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.